082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2009 MAY 22 P 2:55

Santos

SUPPL

Facsimile

To:	SEC	Fax:	0 0011 1 202 772 9207
From:	Janine Johnson	Return Fax:	
Date:	21/05/2009 12:56:08 PM	No of pages:	10 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165922

STOCK CODES

ASX: STO
NASDAQ: STOSY
SECURITIES EXCHANGE COMMISSION: REF # 82-34

09046244

dlw 5/28

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information. If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Santos Limited

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**140,040,844 fully paid ordinary shares to be issued pursuant to the Institutional Entitlement Offer announced on 11 May 2009.** **Up to a further 97,218,021 fully paid ordinary shares may be issued pursuant to the Retail Entitlement Offer, subject to the effects of rounding.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes, the new shares rank equally in all respects with the fully paid ordinary shares currently on issue.**
5	Issue price or consideration	**$12.50 per fully paid ordinary share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The net proceeds of the Entitlement Offer will be used:** • **to fund the Santos' share of the capital expenditure on the Papua New Guinea LNG project;** • **for the redemption of FUELS; and** • **to fund Santos' other growth projects, including the GLNG project in Queensland.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**22 May 2009 under the Institutional Entitlement Offer and 16 June 2009 under the Retail Entitlement Offer.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**732,305,906** **This does not include the number of unquoted fully paid ordinary shares in clause 9 below. The total number of fully paid ordinary shares on issue following allotment of the shares in clause 2 will be 733,100,007.** **After the Retail Entitlement Offer there will be up to 829,523,928 fully paid ordinary shares quoted on ASX (based on the number of fully paid ordinary shares on issue at the date of this Appendix 3B and the maximum number of fully paid ordinary shares to be issued under the Retail Entitlement Offer, subject to the effects of rounding).**	**Fully paid ordinary shares**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
381,350	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
38,905	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	As per Appendix 3B lodged on 11 May 2009.
12	Is the issue renounceable or non-renounceable?	As per Appendix 3B lodged on 11 May 2009.
13	Ratio in which the +securities will be offered	As per Appendix 3B lodged on 11 May 2009.
14	+Class of +securities to which the offer relates	As per Appendix 3B lodged on 11 May 2009.
15	+Record date to determine entitlements	As per Appendix 3B lodged on 11 May 2009.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	As per Appendix 3B lodged on 11 May 2009.
17	Policy for deciding entitlements in relation to fractions	As per Appendix 3B lodged on 11 May 2009.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	As per Appendix 3B lodged on 11 May 2009.
19	Closing date for receipt of acceptances or renunciations	As per Appendix 3B lodged on 11 May 2009.

+ See chapter 19 for defined terms.

20	Names of any underwriters	**As per Appendix 3B lodged on 11 May 2009.**
21	Amount of any underwriting fee or commission	**An underwriting fee of 1.75% of the proceeds of the Entitlement Offer and an offer management fee of 0.5% of the proceeds of the Entitlement Offer.**
22	Names of any brokers to the issue	**As per Appendix 3B lodged on 11 May 2009.**
23	Fee or commission payable to the broker to the issue	**As per Appendix 3B lodged on 11 May 2009.**
24	Amount of any handling fee payable to, brokers who lodge acceptances or renunciations on behalf of +security holders	**As per Appendix 3B lodged on 11 May 2009.**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**As per Appendix 3B lodged on 11 May 2009.**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**As per Appendix 3B lodged on 11 May 2009.**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**As per Appendix 3B lodged on 11 May 2009.**
28	Date rights trading will begin (if applicable)	**As per Appendix 3B lodged on 11 May 2009.**
29	Date rights trading will end (if applicable)	**As per Appendix 3B lodged on 11 May 2009.**
30	How do +security holders sell their entitlements *in full* through a broker?	**As per Appendix 3B lodged on 11 May 2009.**
31	How do +security holders sell *part* of their entitlements	**As per Appendix 3B lodged on 11 May 2009.**

+ See chapter 19 for defined terms.

through a broker and accept for the balance?	
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	**As per Appendix 3B lodged on 11 May 2009.**
33 +Despatch date	**Refer to clause 7 of this Appendix 3B.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Janine Johnson	**Return Fax:**	
Date:	21/05/2009 12:56:08 PM	**No of pages:**	10 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165922

STOCK CODES

ASX: STO
NASDAQ: STOSY
SECURITIES EXCHANGE COMMISSION: REF # 82-34

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information. If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Santos Limited

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**140,040,844 fully paid ordinary shares to be issued pursuant to the Institutional Entitlement Offer announced on 11 May 2009.** **Up to a further 97,218,021 fully paid ordinary shares may be issued pursuant to the Retail Entitlement Offer, subject to the effects of rounding.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes, the new shares rank equally in all respects with the fully paid ordinary shares currently on issue.**
5	Issue price or consideration	**$12.50 per fully paid ordinary share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The net proceeds of the Entitlement Offer will be used:** • **to fund the Santos' share of the capital expenditure on the Papua New Guinea LNG project;** • **for the redemption of FUELS; and** • **to fund Santos' other growth projects, including the GLNG project in Queensland.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**22 May 2009 under the Institutional Entitlement Offer and 16 June 2009 under the Retail Entitlement Offer.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**732,305,906** **This does not include the number of unquoted fully paid ordinary shares in clause 9 below. The total number of fully paid ordinary shares on issue following allotment of the shares in clause 2 will be 733,100,007.** **After the Retail Entitlement Offer there will be up to 829,523,928 fully paid ordinary shares quoted on ASX (based on the number of fully paid ordinary shares on issue at the date of this Appendix 3B and the maximum number of fully paid ordinary shares to be issued under the Retail Entitlement Offer, subject to the effects of rounding).**	**Fully paid ordinary shares**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		300,100	**(i) held by eligible employees; and**
		73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		381,350	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
		38,905	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Same as for existing fully paid ordinary shares.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	As per Appendix 3B lodged on 11 May 2009.
12	Is the issue renounceable or non-renounceable?	As per Appendix 3B lodged on 11 May 2009.
13	Ratio in which the +securities will be offered	As per Appendix 3B lodged on 11 May 2009.
14	+Class of +securities to which the offer relates	As per Appendix 3B lodged on 11 May 2009.
15	+Record date to determine entitlements	As per Appendix 3B lodged on 11 May 2009.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	As per Appendix 3B lodged on 11 May 2009.
17	Policy for deciding entitlements in relation to fractions	As per Appendix 3B lodged on 11 May 2009.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	As per Appendix 3B lodged on 11 May 2009.
19	Closing date for receipt of acceptances or renunciations	As per Appendix 3B lodged on 11 May 2009.

+ See chapter 19 for defined terms.

20	Names of any underwriters	**As per Appendix 3B lodged on 11 May 2009.**
21	Amount of any underwriting fee or commission	**An underwriting fee of 1.75% of the proceeds of the Entitlement Offer and an offer management fee of 0.5% of the proceeds of the Entitlement Offer.**
22	Names of any brokers to the issue	**As per Appendix 3B lodged on 11 May 2009.**
23	Fee or commission payable to the broker to the issue	**As per Appendix 3B lodged on 11 May 2009.**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**As per Appendix 3B lodged on 11 May 2009.**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**As per Appendix 3B lodged on 11 May 2009.**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**As per Appendix 3B lodged on 11 May 2009.**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**As per Appendix 3B lodged on 11 May 2009.**
28	Date rights trading will begin (if applicable)	**As per Appendix 3B lodged on 11 May 2009.**
29	Date rights trading will end (if applicable)	**As per Appendix 3B lodged on 11 May 2009.**
30	How do +security holders sell their entitlements *in full* through a broker?	**As per Appendix 3B lodged on 11 May 2009.**
31	How do +security holders sell *part* of their entitlements	**As per Appendix 3B lodged on 11 May 2009.**

+ See chapter 19 for defined terms.

through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**As per Appendix 3B lodged on 11 May 2009.**
33	+Despatch date	**Refer to clause 7 of this Appendix 3B.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 May 2009
Company secretary

Print name: James Baulderstone

== == == == ==

+ See chapter 19 for defined terms.